FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

“This Form 6-K is deemed to be incorporated by reference into the Offering Circular Supplement, dated August 3, 2006, relating to National Australia Bank’s Rule 144A Supplemental Program under the bank’s Global Medium Term Note Program”.

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Alfred CHANEY
Date of last notice	25 May 2006

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: provide details of the circumstances giving rise to the relevant interest	N/A

Date of change	14 November 2006

No. of securities held prior to change	21,761

Class	Ordinary

Number acquired	561

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$22,170.72

No of securities held after change	22,322

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

MJ HEALEY
Company Secretary
20 November 2006

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Jillian Shirley SEGAL
Date of last notice	25 May 2006

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: provide details of the circumstances giving rise to the relevant interest	No change

Date of change	14 November 2006

No. of securities held prior to change
• Direct Interest	5,690

• Beneficial Interest	180 National Income Securities 1,000 Ordinary shares

Class	Ordinary

Number acquired	687

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$27,150.24

No of securities held after change
• Direct Interest	6,377

• Beneficial Interest	180 National Income Securities 1,000 Ordinary shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

MJ HEALEY
Company Secretary
20 November 2006

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Benedict DUNCAN
Date of last notice	19 July 2006

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: provide details of the circumstances giving rise to the relevant interest	N/A

Date of change	14 November 2006

No. of securities held prior to change	11,842

Class	Ordinary

Number acquired	285

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$11,263.20

No of securities held after change	12,127

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

MJ HEALEY
Company Secretary
20 November 2006

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey Allan TOMLINSON
Date of last notice	19 July 2006

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: provide details of the circumstances giving rise to the relevant interest	N/A

Date of change	14 November 2006

No. of securities held prior to change	31,765 350 National Income Securities

Class	Ordinary

Number acquired	860

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$33,987.20

No of securities held after change	32,625 350 National Income Securities

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

MJ HEALEY
Company Secretary
20 November 2006

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul John RIZZO
Date of last notice	25 May 2006

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: provide details of the circumstances giving rise to the relevant interest	N/A

Date of change	14 November 2006

No. of securities held prior to change	3,173

Class	Ordinary

Number acquired	224

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,852.48

No of securities held after change	3,397

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

MJ HEALEY
Company Secretary
20 November 2006

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	John Gordon THORN
Date of last notice	25 May 2006

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: provide details of the circumstances giving rise to the relevant interest	N/A

Date of change	14 November 2006 15 November 2006

No. of securities held prior to change	4,935

Class	Ordinary

Number acquired	203 1,000

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,022.56 $38,800

No of securities held after change	6,138

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan On-market Purchase

MJ HEALEY
Company Secretary
20 November 2006

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Daniel Thomas GILBERT
Date of last notice	25 May 2006

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: provide details of the circumstances giving rise to the relevant interest	No change

Date of change	14 November 2006

No. of securities held prior to change Invia Custodian Pty Limited <ACEJOE PL Super Fund A/C>	6,399 Relevant interest in 1,772 ordinary shares fully paid in the share capital of National Australia Bank Limited Relevant interest in 1,253 National Income Securities

Class	Ordinary

Number acquired	726

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$28,691.52

No of securities held after change Invia Custodian Pty Limited <ACEJOE PL Super Fund A/C>	7,125 Relevant interest in 1,772 ordinary shares fully paid in the share capital of National Australia Bank Limited Relevant interest in 1,253 National Income Securities

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

MJ HEALEY
Company Secretary
20 November 2006

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Patrcia Anne CROSS
Date of last notice	25 May 2006

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: provide details of the circumstances giving rise to the relevant interest	N/A

Date of change	14 November 2006

No. of securities held prior to change	9,468

Class	Ordinary

Number acquired	726

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$28,691.52

No of securities held after change	10,194

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-Executive Directors’ Share Plan

MJ HEALEY
Company Secretary
20 November 2006

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: •20 November 2006	Name: Brendan T Case
Title: Associate Company Secretary